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                                                          EXHIBIT 99(A)(1)(VIII)


                                                  NEWS RELEASE

                           MEDIA CONTACT                 INVESTOR RELATIONS
                           -------------                 ------------------
                           Michael Berman                Karen Fugate
                           Sabre                         Sabre
                           682-605-2397 (office)         682-605-2343
                           817-313-4745 (cell)           karen.fugate@sabre.com
                           michael.berman@sabre.com


               SABRE COMMENCES TENDER OFFER FOR OUTSTANDING SHARES
                        OF TRAVELOCITY.COM AT $23 A SHARE

SOUTHLAKE, Texas, March 5, 2002 -- Sabre Holdings Corporation (NYSE: TSG), the leading provider of technology, distribution and marketing services for the travel industry, today announced that it has commenced its cash tender offer for all of the outstanding publicly held common shares of Travelocity.com Inc. (Nasdaq: TVLY) that Sabre does not own. Sabre currently owns approximately 70 percent of the outstanding common stock of Travelocity on an as-converted basis.

Sabre is offering $23.00 per share to acquire the balance of Travelocity.com common stock (approximately 15 million shares), representing a 19.8 percent premium over the closing price of $19.20 on Friday, February 15, 2002, the last trading day before Sabre announced its intention to commence the tender offer. The offer is conditioned on the tender of a number of shares sufficient to bring Sabre's ownership interest in Travelocity common stock to at least 90 percent on an as-converted basis. Following completion of the tender offer, Sabre intends to consummate a "short-form" merger in which the remaining Travelocity stockholders would receive the same cash price paid in the tender offer. The tender offer is not conditioned on Sabre or any of its subsidiaries obtaining any financing or the approval of Travelocity's Board of Directors. The cash tender offer commenced on Tuesday, March 5, 2002, and is scheduled to expire at 12:00 midnight, New York City time, on Friday, April 5, 2002, unless extended.

Once the tender offer and the merger are completed, Travelocity will become a wholly owned Sabre company. Sabre does not plan to change Travelocity's executive team, strategic direction or brand.

The Bank of New York is the depositary for the tender offer and D.F. King & Co. Inc. is the information agent.


NOTICE FOR TRAVELOCITY STOCKHOLDERS AND INTERESTED PARTIES

Investors, Travelocity stockholders, and other interested parties are urged to read the tender offer documents that will be filed today with the Securities and Exchange Commission by Sabre because they contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Investor Relations at Sabre at 3150 Sabre Drive, Southlake, Texas 76092, or by logging on at www.sabre.com/investor.

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ABOUT SABRE

Sabre is the leading provider of technology, distribution and marketing services for the travel industry. Headquartered in Southlake, located in the Dallas-Fort Worth Metroplex, the company has approximately 5,500 employees in 45 countries. Sabre reported 2001 revenues of $2.1 billion. Sabre maintains an ownership interest of approximately 70 percent in Travelocity.com (Nasdaq: TVLY), the world's leading online B2C travel site; and it owns GetThere, the world's leading provider of Web-based B2B travel reservation systems. Sabre is an S&P 500 company, traded on the New York Stock Exchange (NYSE: TSG). More information on Sabre is available on the World Wide Web at http://www.sabre.com.


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